Exhibit (a) (5) (G)
November 5, 2008
Getinge AB Extends Tender Offer
Getinge AB (STO: GETIB) (“Getinge”) today announced that it has extended its previously announced $53.00 per share cash tender offer (the “Offer”) for all of the outstanding shares of Datascope Corp. (NASDAQ: DSCP) (“Datascope”) until 12:00 midnight, New York City time, at the end of November 11, 2008, as such time may be extended. All other terms and conditions of the Offer remain unchanged.
As of the close of business on November 4, 2008, approximately 13,338,318 shares of Datascope common stock, representing approximately 84% of the total outstanding shares of Datascope common stock, had been validly tendered and not withdrawn in the Offer.
Notes for Editors
Getinge is a leading global provider of equipment and systems that contribute to quality enhancement and cost efficiency within healthcare and life sciences. Equipment, service and technologies are supplied under the brands ArjoHuntleigh for patient handling and hygiene, disinfection, DVT prevention, medical beds, therapeutic surfaces and diagnostics, GETINGE for infection control and prevention within healthcare and life science and MAQUET for surgical workplaces, cardiopulmonary and critical care. For news releases, webcasts and other information about Getinge, please visit Getinge’s website, http://www.getingegroup.com.
Datascope is the global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology, cardiovascular and vascular surgery and critical care. The Company’s products are sold throughout the world through direct sales representatives and independent distributors. Founded in 1964, Datascope is headquartered in Montvale, New Jersey. For news releases, webcasts and other information about Datascope, please visit Datascope’s website, http://www.datascope.com.